Mail Stop 3-9										April
19,
2005

John Barr
President
VI Technologies, Inc.
134 Coolidge Avenue
Watertown, MA 02472

Re:	V.I. Technologies, Inc.
Form S-3
	Filed April 4, 2005
      File # 333-123781

Dear Mr. Barr:

      This is to advise you that we are not conducting a full review of the Form S-3 filed by V.I.Technologies, Inc. (the "Company") on April 4, 2005. However, we will be monitoring the filing in connection with (i) your selling securityholder table and (ii) possible integration issues relating to prior offerings.

      With respect to your disclosure, we call to your attention the requirements of Form S-3 with respect to the information required by
Item 507 (selling shareholders). We note that certain broker dealers listed as selling shareholders in the Selling Securityholder Table may have obtained the shares other than as compensation for services.
In that event, such selling shareholders are deemed underwriters under the Securities Act of 1933. In that case, please revise your registration statement to include those parties as an underwriter in the section titled "Plan of Distribution" and in such other places that would be appropriate. Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and your disclosure should be revised to include the following representations: (i) the Selling Shareholder purchased in the ordinary course of business and (ii) at the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities.

      In addition, for each entity that is listed as a selling shareholder, please identify the natural person(s) with dispositive, voting or investment control of the entity and the shares to be sold.

      With respect to the Section 5 issues, we note that in March of this year, the Company filed a Form S-2 at the same time that it was undertaking the original issuance via private placement that is now the subject of the resale registration statement. Please provide us with an analysis explaining why the two offerings should not be integrated under the relevant precedent.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any comments or questions may be directed to Zafar Hasan at
(202) 942-7381 or to me at (202) 942-2979.

								Sincerely,




								Jeffrey Riedler
								Assistant Director
cc:  	William Whelan
	Mintz, Levin
	One Financial Center
	Boston, MA 02111
	F:  617-542-2241
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